EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES THE USE OF CAPITAL FLEXIBILITY IN ITS 2015 BUDGET
CALGARY, ALBERTA – JANUARY 12, 2015 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that it will exercise previously discussed capital flexibility in its 2015 budget, as a result of changes in commodity prices since its original 2015 budget was released in November 2014.

The original 2015 budget targeted $8.6 billion in capital expenditures resulting in a targeted 11% production growth from the midpoint of 2014 production guidance levels. The Company will utilize readily available capital flexibility of $2.4 billion resulting in a reduced targeted capital budget for 2015 of approximately $6.2 billion resulting in a targeted 7% production growth from the midpoint of 2014 production guidance levels.

The capital reductions primarily relate to reduced drilling activity and related facility capital for North America and International conventional operations. Additionally, the Company will defer capital expenditures of approximately $470 million related to the Kirby North Phase 1 thermal in situ project, until such time as commodity prices stabilize at levels that justify such capital expenditures. Capital flexibility to quickly increase or decrease activity in the conventional operations remains an option for Canadian Natural, depending on the economic and pricing environment.

Canadian Natural’s strategy to transition to a longer life, lower decline asset base while providing growing and sustainable free cash flow remains intact:

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Horizon Oil Sands Mining and Upgrading (“Horizon”) is the major component of this transition, and expansion activities remain on track to add a targeted additional 125,000 bbl/d of light, sweet synthetic crude oil (“SCO”) production capacity consisting of additions of 45,000 bbl/d of production capacity in late 2016 and an additional 80,000 bbl/d of production capacity in late 2017. These additions will also result in additional reliability, redundancy and significant operating cost savings for the Horizon operation. This Horizon expansion is approximately 55% complete at the end of 2014 with approximately $7.0 billion in capital invested to date, with targeted future capital expenditures in 2015, 2016 and 2017 of approximately $6.0 billion in aggregate to achieve the additional production capacity of 125,000 bbl/d of SCO.

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Upon completion of this expansion at Horizon to 250,000 bbl/d of SCO production capacity in late 2017, Canadian Natural targets all-in operating costs at Horizon to fall to between $25/bbl and $27/bbl.

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Horizon production in Q4/14 averaged approximately 128,200 bbl/d with December 2014 production averaging approximately 136,000 bbl/d, a new production record; highlighting the benefits of the Company’s staged expansion strategy.

o	Horizon 2015 project capital is largely intact to the original budget at $2.2 billion, with capital reductions achieved through targeted cost efficiencies.

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Pelican Lake is a component of the transition to long life low decline assets and operations remain on track with the production ramp up progressing as targeted and industry leading operating costs of approximately $7.50/bbl to $8.50/bbl.

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Canadian Natural’s thermal in situ portfolio has vast resources to develop with a growth plan to take production capacity to over 500,000 bbl/d in a staged development plan once commodity prices stabilize at levels that justify these investments, with top tier operating costs of approximately $11/bbl to $13/bbl.

As a result of the reduced capital expenditure targets for 2015, the Company has revised its 2015 targeted annual production levels before royalties to average between 1,730 and 1,770 mmcf/d of natural gas and between 552,000 and 592,000 bbl/d of crude oil and NGL’s. Detailed guidance on production levels, capital allocation and operating costs can be found on the Company’s website at www.cnrl.com.

Canadian Natural maintains a flexible and disciplined capital allocation strategy with a focus on maintaining a strong financial position and delivering shareholder value. The Company will continue to focus on effective and efficient operations while remaining nimble. The Company has significant additional capital flexibility in 2015 to further curtail capital spending if required or increase capital spending if commodity prices strengthen.

The Company’s Board of Directors believes that returns to shareholders are important and the current dividend level is sustainable in the existing commodity price environment. This reflects the robustness of the Company’s strategy and the strength of its diverse and longer life, lower decline asset base.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements, including the statements regarding anticipated production volumes, capital expenditures, operating costs and targeted project phase completion dates, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

2	Canadian Natural Resources Limited